January 23, 2009
VIA EDGAR CORRESPONDENCE FILING
Securities and Exchange Commission
Division of Corporate Finance, Room 4561
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Kathleen Collins, Accounting Branch Chief

Re:	SINA Corporation
Dear Ms. Collins:
The Company is in receipt of your letter dated January 9, 2009 setting forth the Staff’s additional comments regarding the Form 20-F of SINA Corporation (the “Company”) for the fiscal year ended December 31, 2007 filed June 30, 2008 with file no. 0-30698 (the “Additional Comment Letter”). The Company respectfully submits that it will respond to the Additional Comment Letter by Monday, February 2, 2009.
Please advise the undersigned of this office at (650) 614-7386 or by fax at the number listed above if you have any questions regarding the foregoing.
Sincerely,
/s/ Jerome J. Ku
Jerome J. Ku

cc:	Kari Jim (SEC)
Jan Woo (SEC)
Jay Ingram (SEC)
Charles Chao (SINA Corporation)
Herman Yu (SINA Corporation)
David C. Lee (Orrick)
Linda Zhou (Orrick)